[TRIZETTO LOGO]

December 21, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Extension to Respond to
December 19, 2006 Letter—File No. 000-27501

Dear Ms. Collins:

This letter acknowledges receipt of your letter dated December 19, 2006 regarding the Commission’s comments to TriZetto’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Current Reports on Form 8-K filed on January 14, 2005, February 11, 2005, April 26, 2005 and July 26, 2005.

We respectfully request an extension until January 19, 2007 to respond to your comments. Please acknowledge your agreement with this request by contacting our general counsel, Jim Sullivan, by phone at (949) 719-2205 or e-mail at jim.sullivan@trizetto.com. If you have any issue with the proposed extension, I would greatly appreciate your contacting Jim at your earliest convenience.

Thank you for your consideration of our request.

Very truly yours,

/s/ James C. Malone

James C. Malone

Chief Financial Officer

The TriZetto Group, Inc.

cc:	Patrick Gilmore
James J. Sullivan